# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Office Properties Income Trust, CIK 0001456772
CUSIP: 67623C307
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Place, Suite 300, Newton, Massachusetts (MA), 02458
Date of event which requires filing of this statement: 06/17/2026
Filed by CIK 0001995612
Persons authorized to receive notices and communications: Samuel Jed Rubin, 545 Madison Avenue, 8th Floor, New York, New York (NY), 10022, (212) 379-4949; Copy to: Robert W. Downes, 125 Broad Street, New York, New York (NY), 10004, (212) 558-4000

## Reporting persons
- Helix Partners Management LP (CIK 0001995612): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,565,017; sole dispositive power 0; shared dispositive power 5,565,017; aggregate amount beneficially owned 5,565,017 (25.3% of the class)
  Comment: (1) Includes (a) 5,551,703 Common Shares (as defined below) and (b) 13,314 Common Shares issuable upon exercise of the Warrants (as defined below), in each case beneficially owned by this Reporting Person.
  
  (2) Based on (i) 21,953,577 Common Shares outstanding as of June 17, 2026 (as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2026) plus (ii) 13,314 Common Shares issuable upon exercise of the Warrants.
- Helix Strategic Fund LP (CIK 0002141517): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,064,837; sole dispositive power 0; shared dispositive power 2,064,837; aggregate amount beneficially owned 2,064,837 (9.4% of the class)
  Comment: (1) Includes 2,064,837 Common Shares beneficially owned by this Reporting Person.
  
  (2) Based on 21,953,577 Common Shares outstanding as of June 17, 2026 (as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2026).
- Helix Strategic Fund II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,500,180; sole dispositive power 0; shared dispositive power 3,500,180; aggregate amount beneficially owned 3,500,180 (15.9% of the class)
  Comment: (1) Includes (a) 3,486,866 Common Shares and (b) 13,314 Common Shares issuable upon exercise of the Warrants, in each case beneficially owned by this Reporting Person.
  
  (2) Based on (i) 21,953,577 Common Shares outstanding as of June 17, 2026 (as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2026) plus (ii) 13,314 Common Shares issuable upon exercise of the Warrants.
- Jonathan Heller (CIK 0001886624): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,565,017; sole dispositive power 0; shared dispositive power 5,565,017; aggregate amount beneficially owned 5,565,017 (25.3% of the class)
  Comment: (1) Includes (a) 5,551,703 Common Shares and (b) 13,314 Common Shares issuable upon exercise of the Warrants, in each case beneficially owned by this Reporting Person.
  
  (2) Based on (i) 21,953,577 Common Shares outstanding as of June 17, 2026 (as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2026) plus (ii) 13,314 Common Shares issuable upon exercise of the Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest
Name of issuer: Office Properties Income Trust
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Place, Suite 300, Newton, Massachusetts (MA), 02458

## Item 2. Identity and Background
Name of person filing: This statement is being filed by: (i) Helix Partners Management LP ("Helix Partners"), which serves as the investment manager to certain funds (the "Helix Funds"), including Helix Strategic Fund LP and Helix Strategic Fund II LLC, with respect to the common shares of beneficial interest, par value $0.01 per share ("Common Shares"), of Office Properties Income Trust, a real estate investment trust organized under the laws of the State of Maryland (the "Issuer"), directly held by the Helix Funds; (ii) Helix Strategic Fund LP ("Helix Strategic Fund"); (iii) Helix Strategic Fund II LLC ("Helix Strategic Fund II"); and (iv) Jonathan Heller, the Chief Executive Officer of Helix Partners.
Residence or business address:
The principal business address of each of Helix Partners, Helix Strategic Fund II, and Mr. Heller is 545 Madison Avenue, 8th Floor, New York, NY 10022.

The principal business address of Helix Strategic Fund is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investment management.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Helix Partners is a Delaware limited partnership. Helix Strategic Fund is a Cayman Islands exempted limited partnership. Helix Strategic Fund II is a Delaware limited liability company. Mr. Heller is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 30, 2025, the Issuer and certain of its subsidiaries, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"). On April 22, 2026, the Bankruptcy Court entered an order confirming the Fourth Amended Joint Chapter 11 Plan of Reorganization of Office Properties Income Trust and Its Debtor Affiliates (the "Plan"). As of June 17, 2026, the effective date of the Plan (the "Effective Date"), the Helix Funds held (i) certain of the Issuer's 9.00% senior secured notes due September 2029 (the "September 2029 Notes"), (ii) certain unsecured claims against the Issuer (the "Unsecured Notes Claims"), and (iii) certain debtor-in-possession financing claims against the Issuer (the "DIP Claims").

Pursuant to the Plan, and as a result of being holders of the September 2029 Notes, Unsecured Notes Claims and DIP Claims, on the Effective Date, the Helix Funds received, in the aggregate, a combination of consideration consisting of: (i) $92,564,000 aggregate principal amount of the Issuer's 10.000% senior secured notes due 2031 (the "Secured Exit Notes"), representing their pro rata share of the Secured Exit Notes, (ii) $42,097,000 aggregate principal amount of the Secured Exit Notes, representing their additional portion of the Secured Exit Notes, (iii) 5,551,703 Common Shares, and (iv) Warrants to purchase 13,314 Common Shares (the "Warrants").

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired the Secured Exit Notes, the Common Shares, and the Warrants in connection with the Issuer's emergence from bankruptcy on the Effective Date.

On the Effective Date, the Issuer adopted its Fourth Amended and Restated Bylaws, which provides that the Board of Trustees (the "Board") of the Issuer shall include up to three Trustees who are initially designated for appointment to the Board by Helix Partners, with such designation right consisting of (a) up to three Trustees so long as Helix Partners and its affiliates beneficially own 15% or more of the outstanding Common Shares of the Issuer, (b) up to two Trustees so long as Helix Partners and its affiliates beneficially own 10% or more of the outstanding Common Shares of the Issuer and (c) up to one Trustee so long as Helix Partners and its affiliates beneficially own 5% or more of the outstanding Common Shares of the Issuer. Pursuant to the Fourth Amended and Restated Bylaws, Mr. Heller was appointed to the Board, as designated by Helix Partners, and Mr. Heller was also named the Chairman of the Board, effective as of the Effective Date. Helix Partners did not initially designate other Trustees for appointment as of the Effective Date.

In addition, as of the Effective Date, the Issuer entered into a board observation rights agreement with Helix Partners (the "Board Observation Rights Agreement"), which provides that Helix Partners is entitled to appoint one non-voting Board Observer so long as Helix Partners beneficially owns 15% or more of the outstanding Common Shares of the Issuer. Pursuant to the Board Observation Rights Agreement, Helix Partners appointed Jonathan Wietschner as its Board Observer, effective as of the Effective Date. The foregoing description of the Board Observation Rights Agreement is qualified in its entirety by reference to the full text of the Board Observation Rights Agreement, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Further, as of the Effective Date, the Issuer and CSC Delaware Trust Company, as warrant agent, entered into a warrant agreement (the "Warrant Agreement"), pursuant to which the Issuer issued the Warrants in accordance with the Plan, pursuant to which Helix Strategic Fund II has the right, until June 17, 2033, to purchase up to 13,314 Common Shares at an initial exercise price of $25.00 per share, subject to customary anti-dilution and other adjustments in accordance with the terms of the Warrant Agreement. The foregoing description of the Warrant Agreement is qualified in its entirety by reference to the full text of the Warrant Agreement, which is incorporated herein by reference to Exhibit 4.3 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2026.

As the Chairman of the Board, Mr. Heller is continually involved in influencing and considering the strategy and operations of the Issuer. In such capacity, Mr. Heller is involved in all significant aspects of the Issuer, including the Issuer's business, operations, management, ownership, capital and corporate structure, dividend policy, corporate governance, board composition, incentive programs and transactions as a means of enhancing shareholder value, including share repurchases and strategic and other corporate transactions. Moreover, as a result of their ownership interest in the Issuer, the Reporting Persons exercise significant influence over the Issuer's business practices and strategy and all matters requiring action by the Issuer's shareholders, including the election of the Board of the Issuer and the ability as shareholders to approve or reject strategic or other corporate transactions.

In connection with strategic or other corporate transactions, Mr. Heller, together with the other Reporting Persons, have in the past engaged and expect to continue to engage in discussions with, and may exchange information with, potential strategic partners, acquirers/co-acquirers, investment professionals and potential financing sources, may participate in any related transaction as principal and/or as a provider of financing and may enter into agreements with respect to the foregoing. Mr. Heller, together with the other Reporting Persons, have in the past considered and may in the future consider a wide variety of matters and plans or proposals that could result in the occurrence of any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position, results of operations, price levels of the Common Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take or propose to take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional Common Shares or Warrants (or other securities of or interests in the Issuer) and/or the entirety of the Issuer or disposing of all or a portion of the Common Shares or Warrants (or other securities of or interests in the Issuer, including the Secured Exit Notes) beneficially owned by them in the public markets, in privately negotiated transactions or otherwise, and potentially entering into derivative or other transactions that increase or decrease the Reporting Persons' economic interest in or control over the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and the percentage of the Common Shares beneficially owned by each of the Reporting Persons.

As of the date of this Schedule 13D, Helix Strategic Fund II directly holds Warrants to purchase 13,314 Common Shares. Each of Helix Partners and Mr. Heller, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Shares underlying the Warrants held by Helix Strategic Fund II, which are reported on the cover page to this Schedule 13D for such Reporting Persons, as applicable.

Pursuant to Rule 13d-3(d)(1)(i) under the Act, the beneficial ownership disclosed on the cover pages of this Schedule 13D includes Common Shares that currently may be issued upon the exercise of the Warrants described above. The applicable ownership percentages reported in this Schedule 13D are calculated based on (i) 21,953,577 Common Shares outstanding as of June 17, 2026 (as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2026) and (ii) 13,314 Common Shares issuable upon exercise of the Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in Item 4 of this Schedule 13D, no transactions in Common Shares have been effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The response to Item 3 and Item 4 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement

Exhibit 99.2: Board Observation Rights Agreement

Exhibit 99.3: Warrant Agreement (incorporated by reference to Exhibit 4.3 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2026)

## Signatures
- Helix Partners Management LP: /s/ Samuel Jed Rubin, Chief Operating/Compliance Officer (06/25/2026)
- Helix Strategic Fund LP: /s/ Samuel Jed Rubin, Authorized Signatory (06/25/2026)
- Helix Strategic Fund II LLC: /s/ Samuel Jed Rubin, Authorized Signatory (06/25/2026)
- Jonathan Heller: /s/ Jonathan Heller, Jonathan Heller (06/25/2026)